SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: February 21, 2008	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Announces Results for the Second Fiscal Quarter

Ended December 31, 2007

SHENZHEN, China, February 19 – Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today announced its unaudited financial results for the fiscal quarter ended December 31, 2007, which is the second quarter for Noah’s fiscal year ending June 30, 2008.1

Highlights for the Second Fiscal Quarter Ended December 31, 2007

•	Total net revenues were RMB122.4 million (US$16.8 million), a decrease of 2.6% over the corresponding period last year.

•

Net income was RMB13.8 million (US$1.9 million), an increase of 199.9% year-over-year. Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) was RMB27.7 million, an increase of 75.5% year-over-year.

•

Basic and diluted earnings per share were RMB0.40 (US$0.05) and RMB0.38 (US$0.05), compared to RMB1.58 (US$0.21) and RMB1.50 (US$0.20) of the previous quarter, respectively. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) were RMB0.79 (US$0.11) and RMB0.77 (US$0.11), compared to RMB1.85 (US$0.25) and RMB1.83 (US$0.24) of the previous quarter, respectively.

•	Total sales volume of handheld Digital Learning Devices (DLDs) for the second quarter decreased 16.5% year-over-year to approximately 111,000.

•	E-dictionary sales volume decreased to approximately 173,000 from 229,000 in the second quarter of the previous year.

•

Total coursewares available increased to approximately 32,000 from 30,000 in the previous quarter and 21,000 in the second quarter of the previous year. During the quarter, Noah rolled out China’s first graphic calculator technology in DLDs.

•	During the quarter, the company opened 6 new after-school tutoring centers in Chengdu, Chongqing and Beijing, bringing the total number of such centers to 9.

“Overall this quarter has been a solid one for Noah,” said Mr. Dong Xu, Noah’s Chairman and Chief Executive Officer. “Sales of our DLDs were down primarily due to the market reaction to a missing environmental compliance sticker on one of our

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.3040 to US$1.00, the effective noon buying rate as of December 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

products and our subsequent voluntary action to address customer concerns regarding this issue (“the missing label issue”). In response, we implemented a comprehensive review of our quality-control programs to ensure that such an occurrence does not take place again, and we also launched an aggressive brand-building campaign to assure students and their families that all of our products meet the highest quality standards. By the end of the quarter, sales of our DLDs were back on track. We are confident that the missing label issue is behind us and that with the introduction of new product offerings such as graphic calculator technology, revenue growth in the coming quarters will be strong.”

Mr. Xu continued, “We are also very pleased to announce the launch of a new school initiative during the last quarter, which has placed Noah products, content and services directly in front of students and teachers in a number of primary and middle schools across China, reaching over a half million students so far. Going forward we plan to roll out this initiative in many more schools with a goal of reaching millions more. Not only is this new initiative successful in raising visibility and strengthening brand-loyalty, it also helps students to better understand the breadth and depth of our superior content offerings and is exceedingly cost effective in terms of utilizing our marketing and sales dollars. This and other initiatives continue to build upon our vision of becoming the number one provider of supplemental education products, content and services in China.”

Financial Results for the Fiscal Quarter Ended December 31, 2007

For the second fiscal quarter of 2008, Noah reported net revenues of RMB122.4 million (US$16.8 million), a 2.6% decrease over net revenues of RMB125.7 million in the second quarter of the previous year. The decrease was primarily attributable to the negative impact caused by the missing label issue.

Total sales volume of DLDs for the quarter was 111,000, a 16.5% decrease from approximately 133,000 in the second quarter of fiscal year 2007.

E-dictionary sales volume decreased to approximately 173,000, a 24.5% decrease over 229,000 sold in the same year-ago period.

Total coursewares available increased to approximately 32,000 from 30,000 in the previous quarter and 21,000 in the second quarter of the previous year and graphic calculator technology was added to certain DLD products used to teach mathematics.

Gross profit margins were 46.7% compared to 47.6% in the corresponding period last year. The decrease was primarily attributable to the write down of NP800 due to the missing label issue.

Total operating expenses as a percentage of net revenue were 50.9%, compared to 50.8% in the corresponding period last year. Sales and marketing expenses were RMB40.0 million, or 32.7% of revenues, compared to RMB34.2 million, or 27.2% of revenues in the corresponding period last year.

Operating margin for the quarter was 5.3% compared to 6.7% in the corresponding period last year. Excluding share-based compensation expenses, operating margin for the quarter was 16.4%, compared to 15.5% in the corresponding period last year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased 21.6% to RMB13.6 million (US$1.9 million) up from RMB11.2 million in the corresponding period last year.

Net income for the quarter was RMB13.8 million (US$1.9 million), a 199.9% increase over RMB4.6 million in the second fiscal quarter of 2007. Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) was RMB27.7 million, an increase of 75.5% year-over-year.

Basic and diluted earnings per share amounted to RMB0.40 (US$0.05) and RMB0.38 (US$0.05) compared to RMB 1.58 (US$0.21) and RMB 1.50 (US$0.20) of the previous quarter, respectively. Each ADS represents one ordinary share. The weighted averaged ordinary shares outstanding in calculating basic and diluted earnings per share were 34,925,840 and 36,022,820, respectively.

Net income excluding share-based compensation expenses and the change in the fair value of warrants was RMB27.7 million (US$3.8 million). Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants were RMB0.79 (US$0.11) and RMB0.77 (US$0.11), respectively.

As of December 31, 2007, Noah had cash and cash equivalents of RMB1.05 billion (US$144.1 million).

Financial Results for the Six Months Ended December 31, 2007

For the six months ended December 31, 2007, Noah reported net revenues of RMB369.9 million (US$50.6 million), a 22.3% increase over net revenues of RMB302.5 million in the corresponding period last year.

Operating margin for the six months ended December 31, 2007 was 15.5% compared to 13.6% in the six months ended December 31, 2006.

Net income for the six months ended December 31, 2007 was RMB58.3 million (US$8.0 million), a 59.7% increase over RMB36.5 million in the six months ended December 31, 2006. Basic and diluted earnings per share amounted to RMB1.69 (US$0.23) and RMB1.63 (US$0.22), respectively.

Net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) for the six months ended December 31, 2007 was RMB79.8 million (US$10.9 million), representing a 67.4% increase year-over-year. Basic and diluted earnings per share excluding share-based compensation expenses and the change in the fair value of warrants were RMB2.39 (US$0.33) and RMB2.30 (US$0.31), respectively.

Outlook for Fiscal Year 2008

Noah expects its total net revenue of fiscal year 2008 (July 1, 2007 to June 30, 2008) to be in the range of RMB680 million (US$93 million) to RMB690 million (US$94 million), representing year-over-year growth in the range of 22% to 24%, respectively. Noah expects net profits in fiscal year 2008 to be in the range of RMB115 million (US$15.7) to RMB120 million (US$16.4), representing year-over-year growth in the range of 74% to 81%. This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call Information

Noah’s management will host an earnings conference call at 8 p.m. on February 19, 2008 U.S. Eastern Standard Time (9 a.m. on February 20, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5307
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Noah earnings call”.

A replay of the conference call may be accessed by phone at the following number until March 19, 2007:

International: +1-617-801-6888

Passcode: 51558775

Additionally, a live and archived webcast of this conference call will be available at http://ir.noahtech.com.cn.

About Noah

Noah Education Holdings Limited (“Noah”) (NYSE: NED) is a leading provider of interactive education content in China. Noah develops and markets interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curricula. Noah delivers content primarily through handheld digital learning devices, or DLDs. In 2007, Noah opened its first after-school tutoring center in Chengdu, China as part of its strategy to become China’s leading brand in supplemental education content and service. For more information about Noah, please visit www.noahtech.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

For investor and media inquiries, please contact:

In China:

Rick Chen

Noah Education Holdings Limited

Tel: +86-755-8204-3465

Email: rick_chen@noah21cn.com

Helen Plummer

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86-10-8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Jessica Barist Cohen

Ogilvy Public Relations Worldwide (New York)

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvy.com

Noah Education Holdings Ltd.

Condensed Consolidated Statements of Operations

	Three months ended 31 December		Six months ended 31 December
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB
Net revenue	125,668,894	122,411,495	302,499,073	369,897,102
Cost of revenue	(65,889,000)	(65,248,283)	(137,682,782)	(188,504,372)

Gross profit	59,779,894	57,163,212	164,816,291	181,392,730
Total operating expenses	(63,781,905)	(62,272,756)	(146,971,969)	(150,123,836)
Other operating income	12,383,454	11,575,260	23,200,514	25,897,848

Operating income	8,381,443	6,465,716	41,044,836	57,166,741
Derivative loss	—	(285,783)	—	(6,062,347)
Interest income	296,648	8,353,742	1,150,208	8,547,124

Income before income taxes	8,678,091	14,533,675	42,195,044	59,651,518

Income taxes	(4,071,389)	(718,624)	(5,672,297)	(1,338,848)

Net income	4,606,702	13,815,051	36,522,747	58,312,670
Deemed dividend	(379,093)	—	(758,186)	(379,092)
Preference stock dividends	—	—	(17,705,374)	—

Net income attributable to ordinary shareholders	4,227,609	13,815,051	35,764,561	57,933,578

Net income per share
Basic	0.18	0.40	1.28	1.69
Diluted	0.16	0.38	1.27	1.63
Income attributable to shareholders
Basic	3,824,269	13,815,051	27,432,662	47,655,485
Diluted	4,606,702	14,100,834	27,256,033	47,655,485
Weighted average ordinary shares outstanding
Basic	21,473,442	34,925,840	21,473,442	28,145,005
Diluted	28,202,872	36,022,820	27,578,246	29,252,074

Noah Education Holdings Ltd.

Condensed Consolidated Balance Sheet

	September 30, 2007	December 31, 2007
	(Unaudited)	(Unaudited)
	RMB	RMB
Assets:
Current assets
Cash and cash equivalents	77,493,046	1,052,686,157
Accounts receivables, net of allowance	149,471,911	138,828,764
Related party receivables	553,434	3,113,771
Inventories	99,353,642	95,475,567
Prepaid expenses, deferred tax assets and other current assets	46,525,425	50,753,154

Total current assets	373,397,458	1,340,857,413
Property, plant and equipment, net	17,086,715	17,715,849
Intangible assets, net	7,150,397	8,045,998

Total assets	397,634,570	1,366,619,260

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	67,200,483	51,616,818
Other payables, accruals, advances from customers and deferred revenues	38,362,041	40,573,588
Income taxes payable	1,418,528	902,058

Total current liabilities	106,981,052	93,092,464
Warrants	10,614,465	10,605,494

Total liabilities	117,595,517	103,697,958

Mezzanine Equity
Convertible Series A Preference Shares	129,754,379	—
Shareholders’ Equity
Ordinary shares	8,888	15,395
Additional paid-in capital	50,587,326	1,171,639,152
Accumulated other comprehensive loss	(5,859,000)	(28,095,758)
Retained earnings	105,547,460	119,362,513

Total shareholders’ equity	280,039,053	1,262,921,302

Total liabilities and shareholders’ equity	397,634,570	1,366,619,260

About Non-GAAP Financial Measures

To supplement its financial information presented in accordance with accounting principles generally accepted in the United States (“GAAP”), Noah uses the following measures defined as non-GAAP measures by the SEC: adjusted gross profit, adjusted operating income and adjusted net income, each excluding share-based compensation expenses and changes in the fair value of warrants issued to Lehman Brothers Commercial Corporation Asia Limited to purchase additional ordinary shares. Noah believes that gross profit, operating income and net income measures on non-GAAP basis indicate Noah’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators management uses as a basis for its planning and forecasting of future periods. By disclosing the non-GAAP amounts, management intends to provide investors with additional information to analyze Noah’s performance and underlying trends. The presentation of these non-GAAP measures is not intended to be considered in isolation or as for financial information prepared and presented in accordance with GAAP. See the table below for a reconciliation of non-GAAP amounts to amounts reported under GAAP.

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended 31 December				Six months ended 31 December
	2006		2007		2006		2007
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev	RMB	% of Rev
GAAP net revenue	125,668,894	100%	122,411,495	100%	302,499,073	100%	369,897,102	100%
GAAP gross profit	59,779,894	47.6%	57,163,212	46.7%	164,816,291	54.5%	181,392,730	49.0%

Share-based compensation	228,932	0.2%	50,408	0.0%	228,932	0.1%	252,157	0.1%

Non-GAAP gross profit	60,008,826	47.8%	57,213,620	46.7%	165,045,223	54.6%	181,644,887	49.1%

GAAP operating income	8,381,443	6.7%	6,465,716	5.3%	41,044,836	13.6%	57,166,741	15.5%
Share-based compensation	11,156,819	8.9%	13,567,890	11.1%	11,156,819	3.7%	15,417,277	4.2%

Non-GAAP operating income	19,538,262	15.5%	20,033,606	16.4%	52,201,655	17.3%	72,584,018	19.7%

GAAP net income	4,606,702	3.7%	13,815,051	11.3%	36,522,747	12.1%	58,312,670	15.8%
Share-based compensation	11,156,819	8.9%	13,567,890	11.1%	11,156,819	3.7%	15,417,277	4.2%
Change in the fair value of warrants	—	—	285,783	0.2%	—	0.0%	6,062,347	1.6%

Non-GAAP net income	15,763,521	12.5%	27,668,724	22.6%	47,679,566	15.8%	79,792,294	21.6%

GAAP net income per share
Basic	0.18		0.40		1.28		1.69
Diluted	0.16		0.38		1.27		1.63
Non-GAAP net income per share
Basic	0.58		0.79		1.67		2.39
Diluted	0.56		0.77		1.66		2.30

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.3040 to US$1.00, the effective noon buying rate as of December 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.